82-4832

03007054

ISUPPL

BR099
2895705

SEC MAIL
RECEIVED
FEB 25 2003
WASH. D.C. 165
PROCESSING SECTION

ALBERTA SECURITIES COMMISSION - CALGARY
ACTIVITY NO.
FILE NO.
DOC. TYPE NO.
I.D. NO.
DOCUMENT ... INSIDER ... FOR FILING

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice - Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

Pacific Lottery Corporation

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5 6

DATE OF LAST REPORT FILED (DAY/MONTH/YEAR): 28/09/01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY/MONTH/YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: AFTERWOOD

GIVEN NAMES: DAVID

NO / STREET / APT: 1931-7 ST NW

CITY: CALGARY

PROV.: ALBERTA POSTAL CODE: T2M-3H5

BUSINESS TELEPHONE NUMBER: 403-266-8900

BUSINESS FAX NUMBER: 403-266-8909

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☑ ONTARIO
☑ BRITISH COLUMBIA ☐ QUEBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE (DAY/MONTH/YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	1507600	20/12/2002	16	890924		$.30		1041688	I	AFTERWOOD INC.
COMMON	62,685	6/01/2003	10	2000		$.40		8264	D	N/A
OPTIONS	1085000							103,500	D	N/A

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

* On Nov 13/2002 the corporation underwent a reorganization. It changed its name from Applied Gaming Solutions of Canada Inc to Pacific Lottery Corporation. It also underwent a 10 for 1 reverse consolidation of its shares, and received approval Dec - 2002 for shares for debt, which I have reflected in the boxes above.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): DAVID AFTERWOOD

SIGNATURE: [signature]

DATE OF THE REPORT (DAY/MONTH/YEAR): 07/01/2003

55-102F6 Rev. 2001/03/25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

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